OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68609

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Independent Investment Bankers Corp.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2900 N Quinlan Park Rd., Suite 240
(No. and Street)

Austin	Texas	78732
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dante Fichera	512-266-3000	dfichera@iibcorp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company
(Name – if individual, state last, first, and middle name)

PO Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

11/20/2014	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dante Fichera, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Independent Investment Bankers Corp., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SHALIESHA COTTLE-CASTRO
Notary ID #133373482
My Commission Expires
October 5, 2025

Signature: [signature]

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Independent Investment Bankers Corp.

Financial Statements and Supplemental Schedules

December 31, 2022

With Report of Independent Registered Public Accounting Firm

Independent Investment Bankers Corp.

Index to Financial Statements and Supplemental Schedules

December 31, 2022

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Independent Investment Bankers Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Independent Investment Bankers Corp. as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Independent Investment Bankers Corp. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Independent Investment Bankers Corp.'s management. Our responsibility is to express an opinion on Independent Investment Bankers Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Independent Investment Bankers Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Independent Investment Bankers Corp.'s financial statements. The supplemental information is the responsibility of Independent Investment Bankers Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Independent Investment Bankers Corp.'s auditor since 2014.

Austin, Texas
February 8, 2023

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

INDEPENDENT INVESTMENT BANKERS CORP.

Statement of Financial Condition

December 31, 2022

Assets:		
Cash and cash equivalents	$	322,380
Other assets		27,095
Property and equipment, net		10,107
Total assets	$	359,582
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	113,784
Total liabilities		113,784
Stockholder's equity:		
Common stock, 100 shares authorized with $0.01 par value, 100 issued and outstanding		1
Additional paid-in capital		45,914
Retained earnings		199,883
Total stockholder's equity		245,798
Total liabilities and stockholder's equity	$	359,582

The accompanying notes to the financial statements are an integral part of these financial statements.

INDEPENDENT INVESTMENT BANKERS CORP.

Statement of Operations

For the Year Ended December 31, 2022

Revenues:		
Commissions	$	17,387,766
Investment banking retainers		3,823,598
Other income		400,253
Total revenues		21,611,617
Operating expenses:		
Commissions, compensation and benefits		20,662,809
Communications		6,522
Dues and subscriptions		7,892
License and registration		75,548
Technology fees		108,749
Occupancy and equipment costs		17,241
Professional fees		289,337
Travel, meals and entertainment		107,341
Other expenses		103,536
Total operating expenses		21,378,975
Net income	$	232,642

The accompanying notes to the financial statements are an integral part of these financial statements.

INDEPENDENT INVESTMENT BANKERS CORP.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2022

	Shares		Capital Stock		Additional Paid-in Capital		Retained Earnings		Total
Balance at December 31, 2021	100	$	1	$	45,914	$	245,241	$	291,156
Distributions	-		-		-		(278,000)		(278,000)
Net income	-		-		-		232,642		232,642
Balance at December 31, 2022	100	$	1	$	45,914	$	199,883	$	245,798

The accompanying notes to the financial statements are an integral part of these financial statements.

INDEPENDENT INVESTMENT BANKERS CORP.

Statement of Cash Flows

For the Year Ended December 31, 2022

Cash flows from operating activities:		
Net income	$	232,642
Adjustments to reconcile net income to		
net cash used in operating activities:		
Depreciation expense		6,483
Change in assets and liabilities:		
Other assets		27,472
Accounts payable and accrued expenses		(1,023,730)
Net cash used in operating activities		(757,133)
Cash flows used in investing activities:		
Purchases of property and equipment		(8,078)
Net cash used in investing activities		(8,078)
Cash flows used in financing activities:		
Distributions to stockholder		(278,000)
Net cash used in financing activities		(278,000)
Net decrease in cash		(1,043,211)
Cash and cash equivalents at beginning of year		1,365,591
Cash and cash equivalents at end of year	$	322,380
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

The accompanying notes to the financial statements are an integral part of these financial statements.

Note 1 - Nature of Business

Independent Investment Bankers Corp. (the "Company"), a Delaware Corporation, is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release NO. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company is a limited purpose broker dealer and is primarily engaged in the business of providing registered investment banking professionals a platform to assist private and public companies obtain equity/debt capital or liquidity or growth through mergers or acquisition. Offerings are made primarily to institutional investors.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash Equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within three months or less from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Commissions
The Company provides advisory services on mergers and acquisitions, the buying and selling of securities and assets and the securing debt financing on behalf of its customers. Revenue is recognized at the point that performance under the arrangement is completed and commissions are received by the Company.

Investment Banking Retainers
Investment banking retainers are recognized on an accrual basis and are included in income upon completion of the performance obligation in accordance with the contract and upon receipt from customer. There is no deferred revenue for open contracts as of December 31, 2022.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Fair Value Measurements
The carrying amounts of the Company's financial instruments, which include cash and cash equivalents other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes
The Company, with stockholder's consent, has elected to be taxed as an "S Corporation" under the provisions of the Internal Revenue Code and comparable state income tax law. As an S Corporation, the Company is generally not subject to corporate income taxes and the Company's net income or loss is reported on the individual tax return of the stockholder of the Company.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2022, the Company recorded $0 in Texas margin tax expense.

Management Review
The Company has evaluated subsequent events through February 8, 2022 the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued. There are no subsequent events requiring recognition or disclosure.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by Financial Accounting Standards Board ("FASB") or other standards setting bodies are not expected to have material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Property and Equipment

Property and equipment consist of the following at December 31, 2022:

Computers and equipment	$ 77,733
Subtotal	77,733
Less accumulated depreciation and amortization	(67,626)
Total	$ 10,107

Depreciation expense for the year ended December 31, 2022 was $6,483.

Note 4 - Commitments and Contingencies

On March 1, 2019, the Company entered into a membership agreement with WeWork for office space. Total rent expense under the agreement was $10,758 for the year ended December 31, 2022.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threaten against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risks Management

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure of these risks to an acceptable level.

Note 5 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital and net capital requirements of $208,596 and $7,586, respectively, which was $201,010 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 54.55 to 1.

Note 6 – Concentration

During the year ended December 31, 2022, the Company had one customer that represented 9% of total revenues.

Note 7 – Defined Benefit Pension Plan

In 2021, the Company adopted a defined benefit pension plan. All employees not excluded by class are eligible to enter on first day of 1st or 7th month of plan year on or next following eligibility satisfaction. Eligibility for the plan is 12 months of service and age 21. The pension benefit is payable for the life of the participant and begins the first month coincident with or next following attainment of age 62 and completion of 5 years of participation.

Selected financial information for the pension plan is as follows:

Change in benefit obligations	
Obligation at January 1, 2022	$200,341
Fees	(1,205)
Actuarial gain (loss)	(22,929)
Benefits paid	0
Employer contributions	177,590
Obligation at December 31, 2022	$353,797
Change in plan assets	
Fair value at January 1, 2022	$200,248
Actual gain (loss) on plan assets	(24,134)
Employer contributions	177,590

Fair value at December 31, 2022	$353,704
Funded status	($93)

The components of the pension expense are as follows for the year ended December 31, 2022:

Components of pension expense:	
Service cost	$2,850
Employer Contribution	177,590
Pension expense	$180,440

The following table provides the weighted-average assumptions used to determine projected benefit liability and pension expense for the pension plan as of December 31, 2022:

Weighted-average assumptions	
Liability discount rate	**4.0%**
Expected return on plan assets	**6.6%**

The pension plan investment strategy includes the use of actively managed securities and is reviewed periodically in conjunction with the plan labilities, an evaluation of market conditions, tolerance for risk and cash requirements for benefit payments. The investment objective is to ensure that the funds are available to meet the plan's benefit obligations when they become due. The overall investment strategy is to prudently invest plan assets in a globally well-diversified portfolio taking into account modern portfolio theory for the long-term goals of the plan.

The expected long-term rate of return on plan assets is **6.6%**

Plan assets measured at fair value as of December 31, 2022 are categorized consistently by level as follows:

	Total	**Level 1**	**Level 2**	**Level 3**
Mutual Funds	$346,577	$346,577		
Cash & Cash Equivalents	7,127	7,127		
Total	$353,704	$353,704		

The changes in Level 1 plan assets are as follows during the year ended December 31, 2022:

Beginning balance at January 1, 2022	$200,248
Purchases	177,590
Unrealized losses	(24,134)
Ending balance at December 31, 2022	$353,704

SCHEDULE I

INDEPENDENT INVESTMENT BANKERS CORP.

Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2022

Total stockholder's equity qualified for net capital	$	245,798
Deductions and/or charges		
Non-allowable assets:		
Property and equipment		10,107
Other assets		27,095
Total deductions and/or charges		37,202
Net capital before haircuts on securities		208,596
Haircuts on securities		-
Net capital	$	208,596
Aggregate indebtedness		
Accounts payable and accrued expenses		113,784
Total aggregate indebtedness	$	113,784
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	7,586
Net capital in excess of minimum requirement	$	201,010
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	197,218
Ratio of aggregate indebtedness to net capital		54.55 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2022 as reported by Independent Investment Bankers Corp. on January 20, 2023 on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Independent Investment Bankers Corp.

Schedule II & Schedule III

December 31, 2022

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

With respect to computation for determination of reserve requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release NO. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company does not hold funds or securities for, or owe money or securities to, customers.

Schedule III

Information Relating to The Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

With respect to the information relating to the possession or control requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release NO. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company did not maintain possession or control of any customer funds or securities.

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Independent Investment Bankers Corp.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Independent Investment Bankers Corp. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; participating in distributions of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Independent Investment Bankers Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Independent Investment Bankers Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 8, 2023

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

IIB
Independent Investment Bankers

February 6, 2023

INDEPENDENT INVESTMENT BANKERS CORP.
EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2022

Independent Investment Bankers Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; participating in distributions of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Dante Fichera, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Dante Fichera, President
INDEPENDENT INVESTMENT BANKERS CORP.

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of Independent Investment Bankers Corp.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Independent Investment Bankers Corp. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 8, 2023